[redacted]

12011564

SEC ... MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

SEC FILE NUMBER
8- 35536

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mack Investment Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1939 Waukegan Rd., Suite 300
(No. and Street)

Glenview (City) IL (State) 60025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen W. Mack (847) 657-6600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frost, Ruttenberg & Rothblatt, P.C.
(Name – *if individual, state last, first, middle name*)

111 Pfingsten Road, Ste. 300 (Address) Deerfield (City) IL (State) 60015 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen W. Mack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mack Investment Securities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

PRESIDENT

Title

Notary Public

OFFICIAL SEAL
LISA PRESTIA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/23/13

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
December 31, 2011

Table of Contents **Page**

Focus. Dedication. Relationships.

CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

To the Board of Directors
Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.

Independent Auditor's Report

We have audited the accompanying combined statement of financial condition of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc. (collectively, the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This combined financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this combined financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statement referred to above presents fairly, in all material respects, the combined financial position of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Frost Ruttenberg and Rothblatt, P.C.

February 23, 2012
Deerfield, Illinois

Frost, Ruttenberg & Rothblatt, P.C. | 111 S. Pfingsten Road, Suite 300 • Deerfield, IL 60015 • 847-236-1111 • www.fronline.com

Financial Statement

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Combined Statement of Financial Condition
December 31, 2011

ASSETS		
Cash and cash equivalents	$	154,135
Receivable from and deposit with clearing broker-dealer		33,756
Commissions and advisory fees receivable		176,554
Securities owned, at fair value		7,491
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $293,712		1,895
Other assets		5,976
TOTAL ASSETS	**$**	**379,807**
LIABILITIES AND EQUITY		
Accounts payable and accrued expenses	$	13,025
Accrued commissions		101,592
TOTAL LIABILITIES		**114,617**
EQUITY		**265,190**
TOTAL LIABILITIES AND EQUITY	**$**	**379,807**

See accompanying notes.

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Notes to Statement of Financial Condition
December 31, 2011

Note (1) Nature of Operations and Summary of Significant Accounting Policies

A. Nature of Operations

Mack Investment Securities, Inc. ("MIS"), an Illinois corporation, was incorporated on January 16, 1986. MIS is a broker-dealer registered with the Securities and Exchange Commission and is also a registered investment advisor. MIS provides brokerage services to retail customers. As an investment advisor, MIS provides investment management services to individuals, trusts, retirement plans and corporations. Mack Investment Insurance Brokerage, Inc. ("MII") is a registered insurance agency that sells variable life and fixed annuities. MIS and MII are licensed to do business in most states in the United States of America.

The accompanying combined financial statements reflect the accounts of MIS and MII (collectively, the "Company"), which are under common ownership and management. All significant intercompany transactions have been eliminated in combination.

B. Cash Flows

The Company considers cash equivalents to be all highly liquid investments with a maturity of three months or less when purchased.

C. Cash Balances in Excess of Insured Amounts

The Company maintains its cash in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses due to these limits.

D. Commissions and Advisory Fees Receivable and Payable

Commissions and advisory fees receivables represent commission due to the Company from the sale of financial products and are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts, as needed. Commissions payable represent amounts due to the Company's sales representatives in connection with the sale of financial products.

The Company uses the allowance method to account for uncollectible receivable balances. Under the allowance method, if needed, an estimate of uncollectible balances is made based upon expected actual write-offs. Factors used to establish an allowance include the credit quality of the customer and whether the balance is significant. Accounts are considered past due once the unpaid balance is 90 days or more outstanding, unless payment terms are extended by contract. Management did not deem an allowance account necessary as of December 31, 2011.

E. Property and Equipment

Property and equipment are carried at cost. Depreciation is provided using the straight-line method over 7-10 years.

Note (1) Nature of Operations and Summary of Significant Accounting Policies – Continued

F. Revenue recognition

Commission revenue and expenses are recorded on the trade-date. Investment advisory fees are recognized as earned and are primarily based on assets managed.

G. Advertising

The Company expenses advertising as incurred. Advertising expense was $6,000 for the year ended December 31, 2011.

H. Income Taxes

The stockholder of the Company has elected to be taxed as a small business corporation under Internal Revenue Service Regulations; therefore, no provision for federal or state corporate income taxes is necessary. The income or loss is separately reported on the individual income tax returns of the stockholder for federal and state income tax purposes. The Company is responsible for state replacement taxes.

The Company accounts for any potential interest or penalties related to the possible future liabilities for unrecognized income tax benefits as appropriate. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2008.

I. Subsequent Events

The Company evaluated all significant events or transactions that occurred through February 23, 2012, the date that the financial statements were available to be issued. During this period, the Company did not have any material recognizable subsequent events.

J. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While actual results may differ from those estimates, management does not expect the differences, if any, to have a material effect on the combined financial statements.

Note (2) Fair Value of Financial Instruments

The fair value measurements and disclosures topic defines fair value as the price that would be received to sell an asset or paid to tr ansfer a liability in an orderly transaction between market participants at the measurement date. It describes three approaches to measuring the fair value of assets and liabilities: 1) the market approach, 2) the income approach and 3) the cost approach. Each of these approaches includes multiple valuation techniques. It does not prescribe which valuation technique should be used when measuring fair value, but does establish a fair value hierarchy that prioritizes the inputs used in applying the various techniques. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumption about risk. Level 1 inputs are given the highest priority in the hierarchy while Level 3 inputs are given the lowest priority. Assets and liabilities carried at fair value are classified in one of the following three categories based upon the nature of the inputs to the valuation technique used:

- Level 1 – Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data.

- Level 3 – Unobservable inputs that are not corroborated by market data. These inputs reflect management's best estimate of fair value using its own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following table sets forth, by level within the fair value hierarchy, the Company's only asset that was accounted for at fair value on a recurring basis as of December 31, 2011. As required by the fair value measurements and disclosures topic, this asset is classified in its entirety based on the lowest level input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect their placement within the fair value hierarchy levels.

		Fair Value Measurements at Reporting Date Using		
Description	**Fair Values as of December 31, 2011**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Securities Owned				
Equity - Financial	$ 7,491	$ 7,491	$ 0	$ 0
Total Securities Owned	**$ 7,491**	**$ 7,491**	**$ 0**	**$ 0**

Note (3) Receivable From Broker-Dealers and Clearing Organizations

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. At December 31, 2011, the Company had amounts due from these broker-dealers and clearing organizations totaling $33,756.

Note (4) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $187,072, which was $137,072 in excess of its required net capital of $50,000. The Company's net capital ratio was .61 to 1.

Note (5) Lease

The Company leases office space under an operating lease that expires in 2014. Future minimum rental payments to be paid by the Company, in the aggregate and for each of the next three years, are as follows:

2012	$	51,498
2013		52,836
2014		26,754
Total	**$**	**131,088**

Rent expense was $50,754 for the year ended December 31, 2011.

In addition, the Company subleases a portion of its office space on a month-to-month basis. Receipts under the subleases, recorded in other income, totaled $8,552 for the year ended December 31, 2011.

Note (6) Employee Benefit Plan

The Company maintains a profit sharing plan with a 401(k) provision covering all eligible employees. The Company contributes a percentage of salaries, matches participant contributions and may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. Profit sharing expense was $7,640 for the year ended December 31, 2011.

Note (7) Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note (8) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note (9) Other

FINRA completed a sales practice examination of the Company in 2011. During the examination, FINRA discovered certain exceptions. The Company is working with FINRA to resolve these matters and make any necessary changes to its policies and procedures.